Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

March 18, 2016

Via EDGAR

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Alliance One International, Inc.

Form 10-K for the fiscal year ended March 31, 2015

Filed June 8, 2015

Form 8-K filed on August 5, 2015

File No. 001-13684

Dear Ms. Raminpour:

This letter responds to the comments on the Form 10-K for the fiscal year ended March 31, 2015 of Alliance One International, Inc. (the “Company”) and the Company’s Form 8-K filed on August 5, 2015 (the “Form 8-K”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to me dated March 15, 2016. We have repeated your comments below in italics and have included our responses following each comment.

Staff Comment:

Form 10-K for the year ended March 31, 2015

Note 1. Significant Accounting Policies

Other Income, page 45

1.	We note from your disclosure that in connection with the sale of 51% of your formerly wholly owned Brazilian subsidiary, you received cash of $8,761. Considering that this was a cash transaction, please explain to us how you determined the fair value of the 49% retained noncontrolling interest, which equaled $19,161, was significantly higher than the 51% interest sold. As part of your response, please include the nature of the significant assumptions used in your valuation.

Company Response:

On December 31, 2011, Alliance One’s wholly owned Brazilian subsidiary, Alliance One Brasil Exportadora de Tabacos Ltda. (“AOB”) entered into a Share Purchase Agreement (“the Agreement”) with China Tabaco Internacional do Brasil Ltda. (“CTIB”), to form a joint venture in Brazil to engage in the business of growing, purchasing, processing and trading Brazilian tobacco. Therefore, AOB formed China Brasil Tabaco Exportadora S.A. (“CBT”), a wholly owned subsidiary, with the intention of selling 51% of that subsidiary later to CTIB. To form the separate company, AOB contributed assets valued at Brazilian Real (“BRL”) 36,319 based on then current rates, including production contracts with farmers inclusive of the advances of inputs, fertilizers or cash to such farmers and other loans made by AOB to such farmers for investments in infrastructure and vehicles and other assets identified in the Agreement. CTIB is a subsidiary of China Tobacco International, Inc. which is a greater than 10% customer of Alliance One and is the primary customer of CBT.

Ms. Melissa Raminpour

U.S. Securities and Exchange Commission

March 18, 2016

Per the Agreement, the CTIB purchase price of the 51% interest was 51% of the contributed assets, or BRL 20,248 at current rates, and would be paid on the date the Agreement closed at the current exchange rate. The Agreement closed on March 26, 2014 and the spot rate of BRL 2.31/$1 resulted in a purchase price of $8,761. Between December 31, 2011 and March 26, 2014, CBT operated as a consolidated subsidiary of the Company. Pursuant to ASC 810-10-40-5, if a parent deconsolidates a subsidiary, unless special circumstances apply, the parent should recognize a gain or loss measured as the fair value of consideration received plus the fair value of any retained noncontrolling investment in the former subsidiary, less the book value of equity. In accordance with this guidance, an enterprise valuation as of March 26, 2014 was performed.

The enterprise valuation calculated and compared both a discounted cash flow valuation and a market multiple valuation. General assumptions denominated in BRL included:

•	historical data of fiscal 2012, 2013, and 2014, with projected data up to fiscal 2024 based on management assumption and views;

•	revenue projections, including medium-term growth in China high quality and average quality tobacco sales, and a long-term nominal growth rate of 6%;

•	a capital asset pricing model discount rate, which was determined to be 17.5%, including a beta derived from competitor and industry companies; and

•	other assumptions for cost, SG&A, capital expenditure, working capital, income tax, and inflation rates in Brazil.

This valuation, including a minority interest discount of 20% and a “lack of liquidity” discount of 43%, resulted in the fair value of the Company’s noncontrolling equity interest of 49%, using the March 26, 2014 spot rate, to be $19,161.

In conclusion, the disparity between the purchase price and the fair value of the 49% retained interest is due to the timing between when the Agreement was entered into, which set the purchase price based on contributed assets, and the closing of the Agreement over two years later, after CBT began operations and during which it substantially grew its business.

Staff Comment:

Note 10. Equity in Net Assets of Investee Companies, page 64

2.	We note from your statement of operations that for the year ended March 31, 2015, your equity in net income of investee companies was approximately 62% of your consolidated income before income taxes and other items. We also note from your disclosure in Note 10 that you have several equity method investments. Please confirm to us that none of your equity method investments met the requirements in Rule 3-09 of Regulation S-X to provide separate audited financial statements of that entity for the year ended March 31, 2015. If any of the investments met the requirements to be considered significant, please revise your filing to include these audited financial statements.

Ms. Melissa Raminpour

U.S. Securities and Exchange Commission

March 18, 2016

Company Response:

The Company confirms that none of its equity method investments met the requirements in Rule 3-09 of Regulation S-X to be considered significant with respect to its financial statements included in the Form 10-K for the fiscal year ended March 31, 2015 filed on June 8, 2015.

Staff Comment:

Form 8-K dated August 5, 2015

3.	We note from your Highlights section that you disclose Adjusted EBITDA, a non-GAAP financial measure. Please revise this section to include a presentation, with equal of greater prominence, of the most directly comparable GAAP measure in this section, which appears to be net loss. See Item 10(e)(1)(i) of Regulation S-K and Item 2.02 of Form 8-K.

Company Response:

The Company acknowledges that pursuant to Instruction 2 to Item 2.02 of Form 8-K (which makes the requirements of Item 10(e)(1)(i) of Regulation S-K applicable to disclosures under Item 2.02), presentation of the most directly comparable GAAP financial measure must have equal or greater prominence to the respective non-GAAP financial measure disclosed under Item 2.02. Accordingly, the Company undertakes to include, in future disclosures subject to Item 2.02 of Form 8-K that include a non-GAAP financial measure, a presentation, with equal or greater prominence, of the most directly comparable GAAP measure, and will, for example, include a presentation of net income (loss) in a “Highlights” section that would precede the disclosure of Adjusted EBITDA in that section.

*        *        *

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (919) 379-4300.

Very truly yours,

/s/ Joel L. Thomas

Joel L. Thomas
Executive Vice President – Chief Financial Officer